Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Nine Months Ended September 30, 2018

	2013	2014	2015	2016	2017
Earnings:
Income (loss) before income taxes	$401,876	$501,272	$530,138	$109,370	$184,527	$(88,484)
Add: fixed charges	24,931	39,274	27,123	18,330	20,507	9,569
Earnings	$426,807	$540,546	$557,261	$127,700	$205,034	$(78,915)
Fixed Charges:
Interest expense[1]	$24,871	$39,211	$27,059	$18,267	$20,221	$9,262
Estimated interest portion of rent expense[2]	60	63	64	63	286	307
Fixed charges	$24,931	$39,274	$27,123	$18,330	$20,507	$9,569
Ratio of earnings to fixed charges	17.12	13.76	20.55	6.97	10.00	N/A
Deficiency of earnings to cover fixed charges	$—	$—	$—	$—	$—	$(88,484)
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.